Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

        ON FEBRUARY 24, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, MADE AVAILABLE BY WEBCAST AN EARNINGS CONFERENCE CALL HELD ON FEBRUARY 24, 2005, A TRANSCRIPT OF WHICH FOLLOWS:

[Participants]

P: Operator;
C: Renee Lyall;McDATA Corporation;Sr. Director—Investor Relations
C: John Kelley;McDATA Corporation;Chairman, President & CEO
C: Ernest Sampias;McDATA Corporation;CFO & SVP—Finance
P: Dan Renouard;Robert W. Baird;Analyst
P: Andy McCullough;Credit Suisse First Boston;Analyst
P: Brenden Smith;Goldman Sachs;Analyst
P: Steve Kamman;CIBC World Markets;Analyst
P: Henry Naah;Lehman Brothers;Analyst
P: Joel Wagonfeld;First Albany;Analyst
P: Mark Kelleher;Adams Harkness;Analyst
P: Kaushik Roy;Susquehanna Financial Group;Analyst
P: Samuel Wilson;JMP Securities;Analyst

[Start Transcript]

Operator:  Good afternoon. My name is Holly and I will be your conference facilitator today. At this time, I would like to welcome everyone to the McDATA fourth quarter and fiscal year 2004 financial results conference call. All lines have been placed on mute to prevent any background noise. After the speakers's remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS) I would now like to turn the conference over to Renee Lyall. Miss Lyall, you may begin your conference.

Renee Lyall:  Thank you, operator. Good afternoon, everyone. I'm Renee Lyall, McDATA's Senior Director of Investor Relations. With me on the call today are John Kelley, McDATA's Chairman, President and CEO, and Ernie Sampias, McDATA's Chief Financial Officer.

A press release detailing our financial results was distributed today at 4:15 p.m. Eastern time over Business Wire and First Call. The press release is available on our website at www.McDATA.com. This conference call is being recorded, and a telephone replay will be available today beginning at approximately 8:00 p.m. Eastern time, through the end of day on Wednesday, March 2nd. To access the telephone replay, dial (706)645-9291. The pass code is 3992233.

The conference call today is also being webcast live via the Internet at www.McDATA.com, and will be archived on our website for the next 12 months. Also available on our website are supporting slides for today's earnings conference call. Included in these slides is a legend required by Rule 425, which should be read by all participants listening to the live or archived conference call or webcast.

Before we begin, let me remind you that during the course of the conference call, we may provide information that constitutes forward-looking statements, including statements regarding future events. Actual results may differ materially. Any forward-looking statements we make today are subject to risks and uncertainties as described in the Company's reports on form 10-K, 10-Q, 8-K, and S-4, that are filed with the SEC, and the 10-K for fiscal year 2004, once it is filed. McDATA assumes no obligation to update any such forward-looking statements.

In addition, the financial information that we review on today's conference call is presented on a non-GAAP basis. The non-GAAP results are a supplement to financial statements based on accounting principles generally accepted in the United States of America, known as GAAP. The non-GAAP results exclude certain expenses and income to provide what McDATA believes is a more complete understanding of our underlying operational results and trends. Non-GAAP results are one of the primary indicators management uses for planning and forecasting of future periods. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A reconciliation of GAAP and non-GAAP net income is provided in the financial statements included in both our press release and Form 8-K filed with the SEC today. At this time, I will turn the call over to John Kelley.

John Kelley:  Thank you, Renee. And again, welcome to our fourth quarter and fiscal year 2004 earnings conference call. And thank you, everyone, for joining us this afternoon. I'm very pleased with our fourth quarter results. With both revenue and EPS demonstrating sequential growth, and coming in at the high end of the guidance we provided in November.

Our Global Enterprise Data Center initiative continues to resonate strongly with partners and customers, and during our fourth quarter we significantly accelerated this strategy, with the announcement of our intent to acquire CNT. The availability of the Intrepid 10000 Backbone Director through Hitachi Data Systems, and the general availability, and first customer sales of the Eclipse 2640 SAN Router.

Ernie will begin the call with a review of our fourth quarter financial results. Following Ernie, I will discuss the major events of the quarter, current business dynamics, and McDATA's vision for 2005. Then I'll turn the call back over to Ernie, and he'll provide financial guidance for our fiscal 2005 first quarter. After that, we will open the call up for Q&A. Ernie?

Ernest Sampias:  Thank you, John, and good afternoon, everyone.

We ended the quarter with 105.8 million in revenue, up 7 percent sequentially, and down 7 percent year-over-year. Non-GAAP earnings per share was $0.06 compared to $0.04 in the third quarter, and $0.03 1 year ago. Net revenues for fiscal year 2004 were 399.8 million, a decrease of 5 percent from the 418.9 million reported in fiscal year 2003.

On a GAAP basis, our fourth quarter net income was approximately zero or break-even EPS. Non-GAAP EPS excludes charges related to the amortization of deferred stock compensation and amortization of purchased intangibles. As we discussed in our third quarter earnings call, it was contemplated in our guidance for the fourth quarter, non-GAAP EPS includes a tax benefit of approximately $2 million or $0.02 per share, primarily related to better than expected R&D tax credits, and deductions for foreign sales on our 2003 tax return, and a corresponding increase in our estimates for these two beneficial items with respect to 2004.

For our fourth quarter, product revenue was 74.4 million, up 2 percent sequentially, and down 21 percent year-over-year. Product revenue represented 70 percent of total revenue. Within product revenue, director revenue was about flat sequentially and down year-over-year. Switch revenue increased for the third consecutive quarter, with both the Sphereon and Eclipse product families experiencing sequential and year-over-year growth.

Total port shipments increased 10 percent sequentially and 15 percent year-over-year. Port shipments grew across all product lines. Average selling prices were stable, declining in the mid single-digits sequentially.

Software sales achieved record revenue for McDATA of 16.9 million, representing 16 percent of revenue, up from 13 percent of revenue one year ago. Software revenue increased 16 percent sequentially and 13 percent year-over-year. We experienced significant strength in Fabric Management, Open Trunking, Security, and SAN Router software sales.

Fourth quarter services revenue was 5.7 million, representing 5 percent of revenue.

ESCON revenue came in higher than our expectations for the fourth quarter, at 8.7 million, making up 8 percent of revenue.

Non-GAAP gross margin for the quarter was 56 percent, up slightly sequentially. The sequential increase in gross margin was driven by a more favorable product pricing and product mix.

Turning to our distribution channels, EMC contributed 46 percent to revenue in Q4, and IBM represented 26 percent of revenue. Other channels, including Hewlett-Packard, Hitachi Data Systems, Sun Microsystems, StorageTek, Dell, and value-added resellers and distributors, represented 19 percent of revenue. Within this category, I would like to highlight that sales through Dell, StorageTek, and Sun increased meaningfully on a quarter-over-quarter basis. Sales through value-added resellers and distributors grew close to 20 percent year-over-year, as we continue to make progress in expanding our sales channels.

Geographically, North America represented 57 percent of total sales, while EMEA and APJ contributed 43 percent to revenue in the fourth quarter. After a seasonally weak third quarter, European sales rebounded, growing sequentially in Q4. Sales in APJ posted their third consecutive quarter of sequential growth. Revenue in this region demonstrated year-over-year growth every quarter in fiscal year 2004. Our focus on increasing sales in APJ, which we discussed at our analyst meeting in September, 2004, is clearly illustrated by these results. Additionally, we are beginning to seethe benefit of the OEM relationship with IBM, evidenced by a larger volume of switch sales in both EMEA and APJ in our fourth quarter.

Non-GAAP operating expenses, which exclude charges related to the amortization of deferred compensation and amortization of purchased intangible assets, were 54 million, or 51 percent of revenue. Total operating expenses declined in dollars, and as a percent of revenue, sequentially and year-over-year. Non-GAAP operating margin increased to 5 percent, from two-tenths percent in the third quarter. (Innacurate data. Sentence should read: Non-GAAP operating margin increased to 5 percent, from one tenth of a percent in the third quarter.) McDATA is committed to delivering a more leveraged operating model to drive shareholder value.

Before moving to the balance sheet, I want to provide a little more color regarding our fourth quarter operating expenses. During the quarter, we realized the following one-time benefits or expenses. First, due to a continuing positive trend of favorable experience over several quarters, we reduced our reserve for bad debt, benefiting operating profit by $490,000. Our current reserve for bad debt is $306,000. The benefit created by this change was offset by $675,000 related to severance payments, and 1.1 million related to a write-off of fixed assets. These one-time items are included in our non-GAAP earnings in fourth quarter reported today.

Now, turning to the balance sheet. McDATA ended the fourth quarter and fiscal year with cash and investments, short and long-term, of 310.4 million, which includes approximately 5 million of restricted cash. Short and long-term investments consist primarily of government and highly-rated corporate bonds.

As of January 31, 2005, net of convertible debt, McDATA's cash position was 137.8 million, which equates to $1.17 per diluted share, based on 118 million fully diluted shares outstanding.

Days sales outstanding were 56 days, down from 60 days in the third quarter. Our targeted range remains 50 to 60 days.

Our inventory balance at the end of Q4 was 13.7 million, down from 16.4 million at the end of the third quarter, and more in line with what you would expect as our new products near the end of the qualification process with our OEM partners.

Inventory turns on an annualized basis were 14, up from 10.7 in Q3.

I'm happy to announce that cash flow from operations was a positive 12.1 million in the fourth quarter, compared to negative operating cash flow of 5.6 million in the third quarter.

Capital expenditures during the quarter were 3.7 million, with capital expenditures for the fiscal year totaling 17.7 million, less than our targeted fiscal year range of 20 to 25 million.

Depreciation and amortization for the fourth quarter was 14.3 million.

And finally, deferred revenue increased sequentially to 49.6 million, up from 45.8 million in Q3. The increase in deferred revenue is the result of the $4 million payment we received from QLogic during the fourth quarter as part of our announced partnership to co-develop an embedded fiber channel switch for blade servers as part of an exclusive multiyear alliance. The $4 million will remain in deferred revenue throughout the 4 year term of the agreement.

With that, I'll turn the call back over to John.

John Kelley:  Thanks, Ernie. I want to reiterate how pleased I am with our results this quarter. Operationally, we showed solid improvement, and we grew top line revenue 7 percent sequentially, in the face of a major product transition for McDATA. I want to take this public opportunity to extend my thanks and congratulations to the entire McDATA team.

We had an eventful fourth quarter here at McDATA.

We announced general availability of the i10K through one of our largest partners, Hitachi Data Systems. I'm excited to share with you that HDS took delivery of the i10K units for 2 McDATA customers, both large financial banking institutions. Customer interest and demand for this product continues to be strong. We remain on track to announce general availability of the i10K through 2 additional OEM partners this quarter.

Our third generation router, the Eclipse 2640, was McDATA GA in December, and we shipped units to customers during the January quarter. The Eclipse 2640 is currently available through value-added resellers and distributors, and remains on track for OEM qualification during this April quarter.

As Ernie highlighted earlier, we experienced our third consecutive quarter of sequential revenue growth in switching. Despite new product introductions by our competitors, the Sphereon 4500, 4300, and 3232 demonstrated strong sequential and year-over-year revenue growth this quarter. The demand we are seeing for these products is attributable in part to our OEM relationship with IBM, as the volume of switch sales in EMEA and APJ increased with the expanded sales channels. Additionally, version 2 of the Poseidon ASIC was cut in during the fourth quarter. While we lowered fiber channel switch pricing during our second fiscal quarter, the newer, reduced cost ASIC positively benefited margins in the fourth quarter. Also positively benefiting margins during the quarter, was an increase in Flexport upgrades. The Flexport functionality we innovated 2 years ago continues to resonate with customers on-demand strategies. We believe the sustained momentum of our fiber channel switching products will continue, as we transition to our next generation 4 Gig Flexport switches, including our 32-port Sphereon 4700 and 16-port Sphereon 4400. Both products remain on track to be generally available through our OEM partners and value-added resellers during the first half of 2005. In light of recent industry comments suggesting 4 Gig sales will ramp in the second part of the year, the release of the 4700 and 4400 will coincide nicely with demand for 4 Gig in the marketplace.

We continue to diversify our revenue base with sales through Dell, StorageTek, and Sun increasing meaningfully on a quarter-over-quarter basis. And sales through value-added resellers and distributors increased almost 20 percent year-over-year. We also expanded our international presence, adding Digital China as a reseller.

Software sales contributed a record 16 percent of revenue in the fourth quarter, driven by strong sales of our fabric management software, EFCM, as well as OpenTrunking software, Eclipse software, and SANtegrity Security software. Less than 1 month into our April quarter, we are near closing 2 significant software deals, each comprising thousands of ports. These software deals are being driven by 2 of our largest OEM partners.

Software plays a critical role within the Global Enterprise Data Center, because it greatly simplifies the administration of the storage network as it moves from a local network to a global network. Much like the IP networks 10 to 15 years ago, storage networks are moving to a network operations center managed format. Customers and OEM partners have been asking for software that can enable a similar data network operations center within the global storage network.

In the second half of 2005, we will introduce EFCM 9.0. The modular design of this software release will marry management application technologies acquired from SANavigator and Nishan Systems, with McDATA's core fabric management software, EFCM, and also introduce a higher level of security into the network.

EFCM 9.0 will make possible the integration of independent SAN islands into a network operations center managed format, creating a unified storage management solution. And because SANavigator was developed to manage heterogeneous SANs, EFCM 9.0 will have the power to unify and centrally manage any vendors' products—McDATA, CNT, Inrange, Brocade, Cisco, QLogic switches, and embedded blade server products, can all be centrally managed by EFCM 9.0 within this unified data network operations center. McDATA is the only SAN vendor with the ability to bring this level of heterogeneous unified storage management to market, and we won't stop innovating here.

I'm also very excited about our opportunity to share in Network Appliance's growth in fiber channel SAN. Being launched this quarter is our first software release with Network Appliance. Our SANavigator software is built into the current release of NetApp's Data Fabric Manager software. Several of NetApp's largest customers are currently evaluating a beta version of this product.

Earlier on the call, Ernie referenced our partnership with QLogic to co-develop embedded fiber channel switches for the blade server market. We continue to work closely with QLogic and three of the largest server vendors to bring these joint products to market. And if we circle back now to my discussion of EFCM 9.0, you can see clearly the enormous opportunity that exists for McDATA to manage a data infrastructure network from blade server to mainframe.

And finally, the most important event of the fourth quarter, the announcement of our plans to acquire CNT.

Before I discuss the proposed acquisition, I would like to speak briefly about the business environment and dynamics that influenced our fourth quarter. I believe our solid fourth quarter financial results speak to the strength of our technology, our vision, and the loyalty of our customer base, as we grew revenue, improved margins, and improved profitability in the midst of a major product transition, and increased competition.

McDATA remains the most trusted vendor in the enterprise. Results from a recent survey conducted by Enterprise Strategy Group, indicate that 91 percent of McDATA enterprise customers intend to increase their spending on McDATA products in 2005.

While we likely ceded share in the director space in 2004, we believe we regained share in fabric switches and furthered our leadership position in SAN routing.

Looking ahead, I can tell you now with confidence, that we will exit 2005 in a much stronger position by all measures: Market share, financial position, competitive position, innovation, product portfolio, you name it. We will be measurably stronger.

Now let me turn to our proposed acquisition. We announced our intent to acquire CNT on January 18th. On January 28th, we filed with the Federal Trade Commission and Department of Justice for HSR approval, and we received early termination of the waiting period on February 11th. On January 28th, we filed with the FCC. This was necessary because CNT resells long distance transport. Between January 28th and February 4th, we submitted PUC filings in 23 states. On February 11th, we filed our S-4 registration statement with the SEC. I'm very happy to announce that less than 24 hours ago, we were notified by the SEC that they require no further review of the proposed acquisition of CNT. This is truly amazing. We have cleared 2 major hurdles, HSR and SEC approval, sooner than we expected to hear back from the FTC regarding HSR alone.

So, it is a good thing the integration office is up and running, with representatives from both McDATA and CNT, many of them dedicated full time to integration planning. The team has been working diligently to build a strong foundation and infrastructures as we bring together two enterprise-class storage networking companies.

The combination of McDATA and CNT would create a larger data network services and solutions Company, with the breadth and scope to deliver to our OEM partners and customers their shared vision of the optimized data infrastructure.

The optimized data infrastructure of the Global Enterprise Data Center is characterized by a switched, tiered data network infrastructure unified by intelligent routing, data movement, central management, and network services. The Global Enterprise Data Center encompasses the tiered storage architectures and enables information life cycle management and on-demand computing capabilities. Our ability to deliver and execute this strategy should be greatly accelerated by the acquisition of CNT.

I want to take this opportunity to reinforce the key strategic benefits of this acquisition.

First and foremost, the determination to acquire CNT, at its core, was both a near-term and forward-looking strategic decision, as we are on the offense to drive growth and higher value to our partners, customers, and shareholders. The acquisition would not only accelerate our Global Enterprise Data Center strategy, but would also complement this strategy, as well as support our 2005 business goals discussed at our last analyst meeting.

Last September, we committed to increase revenue, grow our strategic footprint, expand our incremental opportunities, and optimize our business model to drive shareholder value. With the acquisition of CNT, we improve our ability to achieve all of these goals.

Second, the acquisition would broaden our end to end infrastructure portfolio with additional distance extension products. CNT's distance extension and connectivity products enhance our IFCP and SAN routing offerings by adding mainframe extension and FCIP to our connectivity portfolio, significantly expanding our addressable market and revenue opportunity. I want to highlight here that there is little, to no product overlap within our respective connectivity offerings. Additionally, CNT is the acknowledged market leader in distance extension and would bring solid experience and credibility with them as members of the McDATA team.

Third, the acquisition of CNT would introduce a larger services opportunity than we have now, augmenting our overall value as a partner to our OEM and end user customers, unmatched by any competition. CNT is a recognized leader in the storage services market, and valued services partner of the largest storage system and telco vendors. With CNT, we can offer professional and consulting services, targeted at customer needs and OEM business drivers, including disaster recovery, business continuance, distance extension, data replication, and data center consolidation. The largest portion of CNT's services revenues come from maintenance contracts tied primarily to CNT's direct distance extension sales. Maintenance on CNT's fiber channel products has historically been provided by the storage system vendors, complimentary to our OEM business model. We believe CNT's service offerings would provide an incremental opportunity for McDATA, expanding our strategic footprint and strengthening our ability to bring value to our OEM partners and end user customers.

Fourth, CNT's revenue includes third-party sales. Historically, these third-party sales have included IBM storage and servers, EMC storage arrays and Centerra, HDS storage, and storage arrays from other vendors. Third-party sales have also included Veritas and Tivoli software, as well as fiber channel switching products from McDATA and Brocade. We believe the practice of one vendor reselling another vendor's products is becoming more common and very strategic in terms of offering bundled solutions. As evidenced by Sun and HP reselling HDS storage arrays, HDS reselling NetApp products, EMC reselling ADIC's tape products, Dell reselling EMC Clariion, and Cisco reselling EMC NAS. We believe there is significant opportunity for us to continue to resell third-party products following the close of the acquisition.

Fifth, the acquisition of CNT could strengthen our position within fiber channel switching and directors.

In summary, the advantages gained from combining the knowledge, skill sets, experience, products, services, solutions, and install bases of our two companies creates a data infrastructure solutions and services company to innovate and lead the evolution of the storage network as it converges with the data network. It does sound great, doesn't it?

We realize your focus is on integration and execution. As I mentioned previously, the integration teams from both companies have been working diligently on integration planning. We will be prepared to discuss additional details with you on another conference call that we will hold towards the end of March. At that time, we hope to be able to answer many of your questions regarding the combined operating model, expected synergies, the combined balance sheet, product road map, the combined management team and Board of Directors, and the one-time cost of the transaction.

The integration of our two companies is our top priority, as it will enable us to execute on our plan to create a data infrastructure company with the breadth and scope to deliver the vision of the Global Enterprise Data Center, and the ability to offer customers a centrally managed, end-to-end network services solution for data movement.

With that, I'll turn the call over to Ernie to review our first quarter guidance.

Ernest Sampias:  Thank you, John. As a reminder, the information I'm about to provide constitutes forward-looking statements, including statements regarding future events. Actual results may differ materially. Any forward-looking statements we make today are subject to risks and uncertainties as described in our reports on Forms 10-K, 10-Q, and 8-K that are filed with the SEC, and the 10-K for fiscal year 2004, once it is filed.

Now, before I provide guidance for our first fiscal quarter of 2005, let me walk through some of the factors we considered internally. First, as we discussed on our third quarter earnings call in November 2004, IBM announced end of life on certain ESCON products as of December 31, 2004. We believe Q4 ESCON sales were driven higher than expected as enterprise customers, particularly in Japan, waited until the final few months to place orders. In fiscal year 2005, we expect ESCON revenue to maintain a quarterly run rate below $1 million.

Second, sales in the first calendar quarter are typically influenced by the seasonal buying cycle of enterprise customers, which represent the largest share of our customer base. Larger enterprise customers tend to complete purchases in the December quarter and are not as actively engaged in the buying cycle during the first calendar quarter. The seasonality is more pronounced at the high end, where we have a significant revenue concentration.

Now, positively offsetting the seasonal buying cycle for McDATA, is the potential for enterprise customers to purchase the i10K as it becomes generally available through additional OEM partners in the April quarter.

With all of that in mind, our guidance for the first fiscal quarter of 2005 is as follows. We anticipate revenue in the range of 98 to 103 million. We expect non-GAAP gross margins in the 54 to 56 percent range. We expect non-GAAP operating expenses to be flat to slightly down from Q4. We expect a non-GAAP tax rate of 28 percent for fiscal year 2005. We expect non-GAAP earnings per share between $0.01 and $0.03 based on 119 fully diluted shares outstanding. I'll now turn the call back over to John.

John Kelley:  Thank you, Ernie. Before we move on to Q&A, I want to reinforce again our commitment to you, our shareholders. The proposed acquisition of CNT not only accelerates our Global Enterprise Data Center initiative, but supports our 2005 business objectives. The decision to acquire CNT was a strategic decision for us. We're on the offense, we will grow revenue, we will expand our strategic footprint and incremental opportunity, and we will optimize our business model. We're in the right place, at the right time, with the right strategy. We look forward to updating you and providing more detail regarding the acquisition of CNT towards the end of March. Operator, we'll now open the call up for questions-and-answers.

Operator:  Thank you. (OPERATOR INSTRUCTIONS) Dan Renouard, Robert W. Baird.

Dan Renouard:  Just a couple. Wonder if you could share with us this—do you have any updates in terms of when you expect the CNT deal to close? I mean, obviously, you have had a couple of big pieces of news that would suggest something slightly sooner than you might have expected. I wonder if you could you give us a little bit more granularity on when you expect this to close, and possible time line in terms in what's in front of us?

Ernest Sampias:  Hi, Dan. This is Ernie. Right now, again, what we talked about on January 18th, was we expect to close this in our second fiscal quarter. Obviously, we've had a couple of very favorable developments so far. And we're going to do everything we can to close this as soon as possible. And I think right now, we're going to stick with our original guidance of closing in the second quarter. And we do expect—have committed to do another call by the end of March, focused specifically on CNT. And at that point, I'd hope to give you more specifics in terms of an updated time line.

Dan Renouard:  When—if I can ask, and just maybe get a little more clarity. When could it close as early as? And I presume if before you thought it was over the whole quarter, now it might be towards the first half? Is it possible that it closes in the April timeframe, or is that based on sequencing of when you're going to do your shareholder votes, et cetera, or that's not possible?

Ernest Sampias:  Well, no. There's still quite a bit of activity that needs to take place, in terms of getting to a shareholder vote. And again, we're going to try to accelerate all the activity that needs to take place. So, again, we'll give you a more specific time line when we do the call towards the mid to the end of March timeframe.

Dan Renouard:  Okay. And the, if I could have a follow-up on the opex side. Can you talk about the impact from Sarb-Ox? Last quarter you mentioned 400,000. And just in terms of your guidance for flat to slightly down. Presumably you get—your compares help by 1 point 2 or 3 million, just based on the numbers you laid out. Is there more in the way of cuts or should we just flow that through and that's about what we should be looking for? I guess I'm saying I would have expected OpEx to be down more than what you laid out.

Ernest Sampias:  Well, there is a considerable—I mean, first of all, in terms of Sarb-Ox, yes—in terms of the effort this year was quite significant. I think as we go forward, the—we'll see some benefit throughout the year for our reduced Sarb-Ox expenditures. Although, we are going to continue—we have to continue the effort in terms of continuing the maintenance of the Sarb-Ox system. I think that there is a number of puts and takes going on in the first quarter with regard to the OpEx. One of which is probably—the most significant of which is the integration cost that we're incurring for accounting, accountants, and lawyers to close the CNT transaction. So that's perhaps why your expectation that the OpEx would decline quarter-over-quarter, if you're not taking into consideration that aspect, that would account for.

Dan Renouard:  Okay. And so you are going to include all of those costs in your non-GAAP numbers?

Ernest Sampias:  Absolutely.

Operator:  Andy McCullough, Credit Suisse First Boston.

Andy McCullough:  Just a couple of quick questions. First, John, on the deal. What type of communication are you having with the CNT install base, just to ensure them that there will be continuity from what they have installed now. And what be available from the combined McDATA/CNT down the road?

John Kelley:  Everything that we can legally say to them, which is not much.

Andy McCullough:  Okay. That's helpful. And then I guess secondly, just a question for Ernie or John. At what point in the quarter did the version 2 Poseidon ASIC cutover take place that you talked about? I'm just trying to get a sense for whether this will be a continuing benefit? And then, what some of the other nonpricing related levers to gross margin might in play over the next couple of quarters?

Ernest Sampias:  Well, Andy, this is Ernie. I would say that the version 2, or v2 chip as we like to call it, cut in I would say probably towards the third month of the quarter. And that benefit will continue until we make the transition to the refreshed switch line by the middle of the year. In terms of other levers that would act on gross margin, again, I think the continued benefit that we saw from software, as well as new products that we will rollout during 2005, I would expect would have a benefit on gross margin.

Operator:  Brenden Smith, Goldman Sachs.

Brenden Smith: A couple of things. First, Ernie, would you mind just reviewing those comments about the one-time items that impacted OpEx? I thought you said that those were included in the non-GAAP financials, and just wanted to get the numbers again. And then one question on the CNT side. Any update in terms of refinancing the outstanding convert that they have? And a final question just about product revenue. Just, what are the expectations for growth next year?

Ernest Sampias:  Okay. Well first of all, on CNT, the convertible debt. Again, our preference is really to hold all of the CNT-type questions of that type—the balance sheet, the product road map, et cetera, until we do the call later in March. And that will be the total focus. But clearly, that's an area that we're looking at. In terms of the OpEx, one-time items, you are correct. We did include those three items in the non-GAAP earnings and OpEx for the quarter. And the reason we called those out was to make sure from a transparency standpoint, that we—if we have one-time items that we include in non-GAAP, we want to make sure that we are calling those out and give you some visibility to those. There were three items. The first was a benefit. It was the benefit from a reduction, or change in estimate, on the bad debt reserve of $490,000, which was a positive. It was then offset by 2 negatives. One of which was $675,000 of severance cost associated with a small reduction of employees in January. And then the final item was the write-off of fixed assets, as we went through a fixed asset inventory at the end of the year, and wrote-off 1.1 million of net book value of fixed assets. The last part of your question regarding product growth, John, do you want to take a shot at that?

John Kelley:  We haven't given guidance, Brenden, obviously for the year. We have been very bullish about our ability to take share back at the director level. i10K demand from customers is really building quite nicely. The momentum with our switching won't go down based on our 4 Gig product releases, as well as what we've seen with our v2 chip, the version 2, and the Eclipse product line is also gaining good traction. So, our view is, our product revenues are going to—will grow. What I can't tell you, is what it's going to be compared to the market growth overall. But we do know we're on a positive growth trajectory on all fronts. And not to mention the software side of it, which has had a nice growth rate for us.

Ernest Sampias:  Yes, Brenden, sorry. Let me just follow up on that. On the Analyst Day back in September, we did commit that we believe with our new product rollouts this year, that we would be able to grow at or above the market rate of growth. That—in terms of what the estimates are for market rate of growth, continues to be a moving target. But at this point, whatever consensus is on that, we expect to be able to grow at that rate or above.

Operator:  Steve Kamman, CIBC World Markets.

Steve Kamman:  I had one housekeeping item. Can you just tell us what the actual—I guess the $0.02 impact in the non-GAAP from tax, just what the actual—I'm sorry, the $0.03 positive tax impact? What that was in actual dollar terms?

Ernest Sampias:  That actually—it was about $0.02—it was $0.03 in the third quarter. And it was $0.02 in the fourth quarter.

Steve Kamman:  Okay. So that's in there. I apologize. I misread the release. The other question, just on the new channel strategy. Can you just talk through that? Obviously, the question then, how do you manage that in the context of the overall relationship with some of your larger OEM vendors, et cetera? How are you managing, how is that going? How do you feel that evolves, especially as you throw CNT into the mix?

John Kelley:  Steve, when you say new channel, you're talking about CNT, or our continuing efforts to expand our channels in the classic McDATA sense?

Steve Kamman:  Continuing to expand the channels in the classic McDATA sense. And then how do you integrate CNT? I know you can't talk about CNT, so—?

John Kelley:  No, I can get a little further down the path on that one. Actually, the growth for us is bothby geography and by channel. It was important for us to be able to address the appropriate mechanisms to get to customers in Asia-Pacific in particular, and to strengthen it and broaden it in EMEA. We have made great strides in a variety of fronts to make that happen. Obviously, broadening and deepening with the storage companies is important. But it's also important to be including Digital China, Tokyo Electron, companies like that. And we have been making that happen. We've been very pleased with our ability now to get very effectively behind a VAR/VAD reseller channel. And we're seeing excellent traction there. Our value proposition plays out very well with them. And we believe we've seeded it and invested, so that we should get growth. So, on the geographies, it's go to market in the right way with the right channel, and expanding that base so that we can get all of our products out to the appropriate end users. As far as CNT, it has been a delightful thing for me personally, to talk to the storage companies in depth about what CNT and the storage companies have been doing together for years, and how we might augment that with our software and distance products, ourselves.

The network is the thing. It enables value-added software to be used effectively. It allows for information life cycle management, on-demand computing, adaptive enterprise concepts to take hold. And CNT has done a great job, as we have, too. They have done a great job being an enabler for the storage companies to get value from that offering. So as we have talked to the storage companies themselves, they are pushing us to have planning sessions and road map discussions as soon as we possibly can, to show how we can help accelerate their sales in areas that they are expanding in, such as software, services, and solutions. Right now I don't have enough bandwidth to get to all of those meetings. And we have got our teams trying to get those meetings set up, so that they are effective. And then as soon as we can get the CNT offerings in there, we can have an articulate story.

Steve Kamman:  Okay. And then, probably a little early, but have you seen any impact of Cisco's new storage channel program?

John Kelley:  Cisco always has a new program. They've had new programs every quarter for almost three years now. And we continue to take their programs, and figure out how do we compete. And we've been doing it quite nicely. Their goal of the being the network of networks is playing a bit to our favor, in that companies who compete on other fronts with Cisco, in the IP world, optical world, are interested in our expertise and what we have. So, I would say that they're going to keep coming. And we find new ways of finding new products for customers, as well as new partnerships to be able to offset what they do on a monthly basis.

Steve Kamman:  Thanks very much.

Renee Lyall: Steve, this is Renee. I just wanted to add one thing so there's no confusion. Part of the sales channel growth we talked about in the script was actually tied to the IBM OEM relationship because we were exposed to significantly more countries, and more of their sales channels in thouse countires. So when we highlighted some of our switch growth in APJ and EMEA, a lot of that really actually was through IBM.

Operator:  Henry Naah, Lehman Brothers.

Henry Naah:  Could you talk—John, could you talk a little bit about the competitive landscape in the directors space and particularly what do you think is going on with your largest customer, EMC?

John Kelley:  Well on the director space, we haven't tried to spin that. It has been competitive. And there is no question that we have been in a battle at the director level. We have got a lot of folks sitting in that particular segment. We are proud of what we've done. We are most anxious to get the i10K out there, which gives us cutting edge, new product capabilities, and much more functionality as a backbone director that has never been seen before. So we're optimistic that we're going to put more heat on that marketplace, as well. And given the customer briefings, and I've probably participated in over 20 of them, I can tell you that we've got a hot product, conceptually, and will match up well with the storage companies directions for 2005. So it's going to stay competitive. We're going to put the heat—turn the heat up ourselves. And the second part was—.

Henry Naah:  Have you seen any change with EMC, now that they have a new relationship with Cisco?

John Kelley:  No. You know, our relationship with EMC has always been built around the customer—what's best for the customer. And fortunately, we've been a company that they've chosen more times than not to solve customer needs. We try to work extensively with EMC. I think they're actually pleased with some of the capabilities that we're adding, based on conversations I've had with EMC. They want us to be the highest quality, fastest to market, lowest cost, cutting edge, without fail. I think they demand that of everybody else. I think the relationship is stable in that regard, in that we continue to put our best foot forward, and we try to build on it. And I think we can help them sell a lot more of their software that they really made a huge investment in. And we're seeing evidence of that right now. So I think it's going to be good for 2005.

Operator:  Joel Wagonfeld, First Albany.

Joel Wagonfeld:  Two questions, if I could. First, just as follow-up on the last question. If you could just a little bit more explicitly comment on what you think the market, the director market did last quarter. You said that you lost share in directors for the full year in '04. But what about this last quarter? You were flat. Was the market up how much do you think? And then secondly, on the EFCM 9.0, it sounds like the Holy Grail in terms of deeper heterogeneous functionality across different architectures. But we've heard that from a number of different vendors for awhile now. I'm wondering if you can give us any color in terms of any beta tests or any actual implementations that give us confidence that it actually may finally be here.

John Kelley:  Okay. So let's do the second part. Joel, the good news is that we have our software installed in over 8,000 data centers. And we've been on a migration path for years, going back to Jack McDonald's days and continuing to include new functionality, new interoperability, new open capabilities in our fabric management. So if a customer, who intends to keep McDATA, which they appear to be, has installed now a fabric management software that they count on and rely on. When we add more ability to work with competitor products, expand out capabilities, like in security and advanced trunking, they're looking to not change the software, as much as not changing the hardware. So for us, the beta sites are working labs for us, as we end up shipping out new versions of the software, and new modules. The storage companies are picking up on it. They're selling more of these modules. So this is a work in progress. And we see this trend, not as a big bang kind of thing, but an ongoing adaptive use of this software.

There is no question with 9.0, we add just a whole host of more functionality that we think will be pertinent to the ILM, on-demand computing kinds of things. There is just no doubt about it. It aligns with the end user, it aligns with the storage companies, it aligns with the resellers, it aligns with us. So, it's a good track. As far as the directors, yes, it's been competitive. We said flat, I don't know how to size the director market. We're looking at data ourselves, trying to figure out what went into end users. Where is product in the food chain of this. I think it's—suffice to say that we probably were not in a growth mode on this one, and may have lost some share during the quarter. But I don't think it was super-significant, based on the information we've seen so far.

Operator:  Mark Kelleher, Adams Harkness.

Mark Kelleher:  Most of my questions have been asked. But, just to check a number. If I back out the ESCON revenue from EMC, are we looking at maybe down 7 percent on the fiber channel to EMC sequentially?

Ernest Sampias:  Well, I guess you're asking about the guidance?

Mark Kelleher:  No. No. In the quarter just reported?

Ernest Sampias:  The quarter just reported, if you normalize out ESCON from the third quarter and the fourth quarter, what you'd get is total revenue growth of 4 percent, quarter-over-quarter, excluding ESCON in both quarters.

John Kelley:  And Mark, just so you know, ESCON typically is through IBM. And I'd have to go back and look at it. But if you're looking to see if there was something unusual with EMC, the answer is no.

Ernest Sampias:  The ESCON sales go exclusively through IBM.

Mark Kelleher:  Okay. That's very helpful. Thanks.

Renee Lyall:  And I want to highlight, though, that when we provide you our revenue color around IBM and EMC and the other channels, we pull ESCON out of that, so that that it doesn't skew the information for you.

Operator:  Kaushik Roy, Susquehanna International Group

Kaushik Roy:  2 questions. On the director, have you decided if you're going to sell both the i10K and the UMD? And on the switches, obviously the biggest competition is Brocade. But are you starting to see Cisco and QLogic switches that you are competing with?

John Kelley:  We were thinking about adding a third director to really throw you guys into a tizzy. Of course, we know as fast as we can to get out there with customers and to our partners. So it just makes sense. We can't do that. I can just tell you that, even if I wanted to, it couldn't happen in terms of the announcement. We'll make it at the absolutely first possible minute. It means a lot about sustaining engineering and transitioning our customers and protecting their investment, and all of that. Let me just say this. We got a good story. We have got the two best directors in our fold in the market today. So we get a chance to choose between the two best and not dragging a less capable product. On the switch side, we've stated that it's a third quarter of growth for us. We led the way with Flexports. I think customers are really understanding that branding, if you will. It's a trusted product. It has great capabilities. We've been able to lower costs, we've been able to open up other channels, VARs, VADs, Dell, Sun. We're making great progress there. You know, as far as the competitors, I think you mentioned the one that is most competitive, it's the incumbent. The one who has had the largest market share. And as far as Cisco and QLogic, no, I haven't personally, and I can't give you any reports there. But we are aware that there may be some action occurring in that market space.

Kaushik Roy:  Okay. That's helpful. Thanks.

Renee Lyall:  Operator, we have time for 1 more question.

Operator:  Thank you. Samuel Wilson, JMP Securities.

Samuel Wilson:  Just a couple really small questions. First, what was head count for the quarter? And what do you expect to do in hiring this year? And then, Ernie, just what are you expecting for CapEx? You had said 20 to 25 million last year. And then lastly, sorry, they're all financial. Interest and other income took a big jump in the fourth quarter. I was just wondering if there was anything to that?

John Kelley:  I'll do the head count and then—. The head count going out of Q3, if I recall, I don't have it here. I think it was 1,043. And we finished the fourth quarter on a McDATA roll, at 1,008. And I think that all of you know that we have been trying to maximize and leverage our model after the acquisitionss of Sanera and Nishan. And we continue to try to look for efficiencies on all fronts, based around the absorption of those two organizations. And we have been making very steady progress towards that, trying to keep peoples' careers and aspirations in mind as we make that happen. And Ernie, the other part of the question.

Ernest Sampias:  Yes. The other two parts were on CapEx, Sam, now we'd expect, at least from a modeling standpoint, we'd expect the same range, 20 to 25 million for 2005. And we'll update that as we go through the year if we see anything that looks significantly different from that. With regard to interest income in the quarter, there really wasn't anything, no one-time items there. It was simply the fact that we generated positive cash, we had more cash, rates were improved in terms of interest earned on the cash. And it just—it produced a positive impact, quarter-over-quarter for us.

Renee Lyall:  Thanks, everyone.

Operator:  Thank you. This concludes today's conference call. You may now disconnect.

[End Transcript]

        ON FEBRUARY 24, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, MADE AVAILABLE THE FOLLOWING SLIDES REGARDING THE MERGER IN CONNECTION WITH THE WEBCAST OF ITS EARNINGS CONFERENCE CALL HELD ON FEBRUARY 24, 2005:

Strategic Benefits of McDATA's
Proposed Acquisition of CNT

  •
  Acquisition accelerates McDATA's GEDC strategy and supports FY05 goals to increase revenue, grow strategic footprint, expand incremental opportunity, and optimize business model to drive shareholder value.

  •
  CNT's distance extension products would broaden McDATA's iFCP and SAN routing offerings by adding mainframe extension and FCIP to the connectivity product portfolio.

  •
  The combined company could offer professional services targeted to support customer needs and OEM business drivers including DR, BC, distance extension, data movement, and data center consolidation.

  •
  We believe the advantages gained from combining the experience, products, services, software, solutions, and installed bases of McDATA and CNT creates a data infrastructure company to lead the evolution of the storage network as it converges with the data network.

McDATA and CNT: Right Place,
Right Time, Right Strategy

        "With the proposed acquisition, McDATA has broadened its end-to-end infrastructure portfolio and added a services component that will provide a greater overall value to the end-user customer."    —Industry analyst

        The acquisition of "CNT's product suite facilitates the global end-to-end data center networking strategy…"    —Wall Street analyst

        The proposed CNT acquisition "is a good move for McDATA…that sets McDATA up to move more quickly on expanding the opportunity for their Global Enterprise Data Center initiative."    —Industry analyst

        "A combined entity should strengthen McDATA's competitive position."    —Wall Street analyst

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.